UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

EXPLANATORY NOTE

The Registrants are filing this Amendment to Form F-X to report a change in the U.S. Agent for Service of Process previously appointed by the Registrants in connection with multiple Forms filed by the Registrants with the Commission, as listed below in Item C (the “Applicable Forms”). The Registrants hereby amend each Form F-X initially filed by the Registrants contemporaneously with an Applicable Form.

A.	Name of issuers or persons filing (“Filers”):	Granite Real Estate Investment Trust Granite REIT Inc.

B.	(1)	This is [check one]

	☐	an original filing for the Filers

	☒	an amended filing for the Filers

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrants:	Granite Real Estate Investment Trust Granite REIT Inc.

Form type:	Form F-10

File Number (if known):	Multiple file numbers as set forth in the table below.

Filed by:	Granite Real Estate Investment Trust Granite REIT Inc.

Date Filed (if filed concurrently, so indicate):	Multiple dates as set forth in the table below.

Form Type:	File Number (if known):	Date Filed (if filed concurrently, so indicate):

Form F-10	333-233725	September 12, 2019
Form F-10	333-251007	November 27, 2020
Form F-10	333-260011	October 4, 2021
Form F-10	333-277217	February 21, 2024

D.

Granite Real Estate Investment Trust is incorporated or organized under the laws of ONTARIO.

Granite REIT Inc. is incorporated or organized under the laws of BRITISH COLUMBIA.

Each Filer has its principal place of business at:

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

Telephone: (647) 925-7500

E.

Each Filer designates and appoints United Agent Group Inc. (“Agent”), located at:

United Agent Group Inc.

1521 Concord Pike, Suite 201

Wilmington, Delaware, 19803

(561) 508-5033

as the agent of such Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

	(a)	any investigation or administrative proceeding conducted by the Commission; and

	(b)	any civil suit or action brought against such Filer or to which such Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by such Filer on each of the Forms listed above in the table in Item C of this Form on the respective dates listed therein or any purchases or sales of any security in connection therewith. Each Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of such Filer at any time until six years have elapsed from the date such Filer has ceased reporting under the Securities Exchange Act of 1934. Each Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Each Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Forms listed above in the table in Item C of this Form, as applicable; the securities to which such Forms relate; and the transactions in such securities.

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 26th day of July, 2024.

GRANITE REAL ESTATE INVESTMENT TRUST

By:	/s/ Kevan Gorrie
	Name:	Kevan Gorrie
	Title:	President and Chief Executive Officer

GRANITE REIT INC.

By:	/s/ Kevan Gorrie
	Name:	Kevan Gorrie
	Title:	President and Chief Executive Officer

This statement has been signed by the following persons in the capacity and on the dates indicated.

United Agent Group Inc. As Agent for Service of Process for Granite Real Estate Investment Trust and Granite REIT Inc.

By:	/s/ Michael Reinhold
Name: Michael Reinhold
Title: Vice President

Date:	July 26, 2024